Exhibit 99.1

Powerbridge Technologies Co., Ltd. Announces Closing of $8,750,000

Firm Commitment Initial Public Offering

Zhuhai, China, April 4, 2019 / Globe Newswire / -- Powerbridge Technologies Co., Ltd. (the “Company”) (Nasdaq: PBTS), a global trade software application and technology services provider, today announced the closing of the initial public offering (“IPO”) of 1,750,000 ordinary shares, par value $0.00166667 per share, at a price of $5.00 per share. The Company’s ordinary shares began trading on the Nasdaq Capital Market on April 2, 2019 under the symbol “PBTS.”

The Company received aggregate gross proceeds of approximately $8,750,000 from the IPO. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 262,500 ordinary shares.

Proceeds from the IPO will be used for research and development, sales and marketing, strategic alliances and acquisitions, and working capital and general corporate purposes.

The Benchmark Company, LLC and Maxim Group LLC are acting as joint book running managers for the IPO while TriPoint Global Equities, LLC is the financial advisor to the Company.

Hunter Taubman Fischer & Li LLC acted as U.S. legal counsel to the Company; Ellenoff Grossman & Schole LLP acted as legal counsel to the underwriters in connection with the IPO.

A registration statement on Form F-1 relating to this offering was filed with the Securities and Exchange Commission (“SEC”) and was declared effective by the SEC as of March 28, 2019. The offering of the Company’s ordinary shares was made only by means of a prospectus, forming a part of the registration statement. The registration statement on Form F-1 and the final prospectus relating to the IPO are available on the SEC’s website at www.sec.gov. Copies of the final prospectus relating to the IPO may be obtained from The Benchmark Company, LLC, Attn: Prospectus Department, 150 E 58th Street, 17th floor, New York, NY 10155, 212-312-6700, Email: prospectus@benchmarkcompany.com and the Maxim Group LLC, 405 Lexington Avenue, 2nd floor, New York, NY 10174, (212) 895-3500.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company's securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company's securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Powerbridge

Powerbridge Technologies Co., Ltd. is a provider of software application and technology solutions and services to corporate and government customers primarily located in China. Founded in 1997, Powerbridge pioneered global trade software applications with a vision to make global trade operations easier for customers. Since inception, Powerbridge has continued to innovate and deliver solutions and services to address the changing needs of thousands of customers. Powerbridge’s mission is to make global trade easier by empowering all players in the ecosystem.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements; specifically, the Company's statements regarding listing on the NASDAQ Capital Market and the IPO are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

For Powerbridge:

Powerbridge Technologies Co., Ltd.

Stewart Lor

Chief Financial Officer

Email: stewartlor@powerbridge.com

US Investor Relations:

PCG Advisory, Inc.

Vivian Cervantes

Phone: 646-863-6274

Email: vivian@pcgadvisory.com

China Investor Relations:

Ascent Investor Relations LLC

Tina Xiao

Phone: +86-1360-111-9533

Email: tina.xiao@ascent-ir.com